UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(K) PLAN B

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.

ONE CHASE MANHATTAN PLAZA, 41ST FLOOR

NEW YORK, NY 10005

Assurant 401(k)

Plan B

Financial Statements

and Supplemental Schedules

December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Assurant 401(k) Plan B

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan B (the “Plan”) at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP (signed)

New York, New York

June 29, 2006

Assurant 401(k)

Plan B

Statements of Net Assets Available for Benefits

At December 31, 2005 and 2004

	December 31,
	2005	2004
Assets
Investments, at fair value	$591,270,093	$529,494,692
Participant loans	9,850,879	9,170,594

	601,120,972	538,665,286
Receivables:
Employer contributions	19,289,591	17,949,871
Employee contributions	934,655	810,414

Total receivables	20,224,246	18,760,285

Total assets	621,345,218	557,425,571

Liabilities
Accounts payable	21,216	34,791

Total liabilities	21,216	34,791

Net assets available for benefits	$621,324,002	$557,390,780

The accompanying notes are an integral part of the financial statements.

Assurant 401(k)

Plan B

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Year Ended December 31, 2005
Additions
Investment income:
Interest and dividends	$19,167,442
Net appreciation in fair value of investments	24,035,547

43,202,989

Contributions:
Employer (net of forfeitures)	19,395,021
Employee	30,293,702

49,688,723

Net transfer from Plan A to Plan B (Note 1)	9,955,271
Other	8,490

Total additions	102,855,473

Deductions
Benefits paid to Participants	38,910,751
Loans fees paid by Participants	11,500

Total deductions	38,922,251

Net decrease	63,933,222

Net assets available for benefits:
Beginning of year	557,390,780

End of year	$621,324,002

The accompanying notes are an integral part of the financial statements.

Assurant 401(k)

Plan B

Notes to Financial Statements

1.	Description of the Plan

The following description of the Assurant 401(k) Plan B provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General. The Fortis, Inc. Employees’ Uniform Profit Sharing Plan has been in existence since June 21, 1983. Effective January 1, 2001, the Fortis, Inc. Employees’ Uniform Profit Sharing Plan was split into two separate Plans, the Fortis 401(k) Plan A and Fortis 401(k) Plan B. Effective February 4, 2004, the Plans were renamed Assurant 401(k) Plan A (“Plan A”) and Assurant 401(k) Plan B (“the Plan”) (collectively, “the Plans”). Effective April 30, 2004, the portions of the Plans invested in Company stock were designated as an Employee Stock Ownership Plan (“ESOP”).

The Plans are contributory defined contribution retirement plans covering substantially all employees of Assurant, Inc. (the “Plan Sponsor”) and its subsidiaries with participation by the employee on a voluntary basis. Plan A covers Eligible Employees whom the Employer classifies as being in job category numbers 100 through 400 as of January 1 of the prior Plan year, or the Employee’s hire date, if later. The Plan covers Eligible Employees whom the Employer classifies as being in job categories 500 through 999 as of the January 1 of the prior Plan year, or the Employee’s hire date, if later. If a Plan A Participant’s job category number changes to a job category number 500 through 999, such Participant shall automatically participate in the Plan as of the first day of the subsequent Plan Year, and his account under Plan A shall be transferred to the Plan. Conversely, if a Participant in the Plan changes to a job category number 100 through 400, such Participant shall automatically participate in Plan A as of the first day of the subsequent Plan Year and his account under the Plan shall be transferred to Plan A. On January 1, 2005 and January 1, 2004, net transfers of existing assets of $9,955,271 and $12,443,538, respectively, were made from Plan A to the Plan as a result of changes in employee job categories. In addition, approximately $621,000 and $1,100,000 of employer contribution receivables were transferred from Plan A to the Plan in 2005 and 2004, respectively, due to changes in employee job categories. Employer contribution receivables transferred in 2005 and 2004, relate to Employer contributions recorded in the years 2004 and 2003, respectively. The amount of Plan asset transfers relating to Participants transferred between Plans as of January 1, 2006 has not yet been determined.

Assurant 401(k)

Plan B

Notes to Financial Statements

Over time, various 401(k) plans have been merged into the Plan. If a Participant rolled over a balance under any of these plans the account is now held under the Plan and is generally subject to the current Plan rules. However, there are certain situations where the rules of the merged plan may apply. (See the Plan Document for details.)

b.	Contributions. Participants direct the investments of all contributions into various investment options offered by the Plan.

i.	Employee Contributions - Employees are eligible to participate in the Plan at commencement of employment if they are regularly scheduled to work at least 20 hours per week. If the employee is scheduled to work less than 20 hours a week, participation may commence after completing a year of eligibility service. Each Participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such Participant’s eligible compensation for each pay period up to an annual maximum of $14,000 for 2005. In addition, Participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional catch up contribution to the Plan up to an annual maximum of $4,000 in 2005. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

ii.	Employer Contributions - The Employer Contribution is discretionary. At the present time, the Company intends to follow the following formula to determine the Employer Contribution. On or after the first day of the month following the completion of one year of eligibility service, the Employer matches a percentage of pre-tax contributions deducted from eligible pay. Participants must be actively employed on the last regularly scheduled workday of the calendar year to be eligible for the Employer Contribution unless they retire, become totally disabled, die during the year or are part of a reduction in force during the 4th quarter of the calendar year. Employer Contributions are based on the first 5% of eligible pay contributed on a pre-tax basis and on a Participant’s years of vesting service as follows: If the Participant was hired or rehired after December 31, 2000 and has fewer than five years of vesting service, the Employer will contribute 100% on the first 3% of eligible pay contributed pre-tax and 50% on the next 2% of eligible pay contributed pre-tax. If the Participant was employed prior to January 1, 2001 (and not rehired thereafter) or has five or more years of vesting service, the Employer will contribute 200% of the first 3% of eligible pay contributed pre-tax and 50% of the next 2% of eligible pay contributed pre-tax.

Assurant 401(k)

Plan B

Notes to Financial Statements

c.	Participant Accounts. Individual accounts are maintained for each Plan Participant. Each Participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses.

d.	Vesting. Participants are always 100% vested in their pre-tax contributions, after-tax contributions, rollover contributions and any earnings thereon. Upon retirement, death or disability, Plan Participants or their beneficiaries become 100% vested in Employer Contributions and any earnings thereon. Otherwise, Participants become vested in Employer contributions after three years of vesting service.

e.	Participant Loans. Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the Participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the Participant applies for the loan. At December 31, 2005, outstanding Participant loans had rates ranging from 4.48% to 9.5%. Principal and interest is paid ratably through payroll deductions. Fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40 loan origination fee and a $25 annual maintenance fee on loans initiated on or after April 1, 2003, which are paid by the loan Participants.

f.	Payment of benefits. Upon retirement, death or disability, Plan Participants or their beneficiaries are entitled to receive the total amount in the Participant’s account. Upon termination of employment, for other than the aforementioned reasons, Plan Participants will receive their contributions and their vested share of Employer Contributions plus income accrued thereon.

g.	Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59 1/2 withdrawals. Hardship withdrawals are available under certain circumstances for which the Participant must provide documentation.

Assurant 401(k)

Plan B

Notes to Financial Statements

h.	Forfeitures. Forfeited balances of terminated Participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and future Employer Contributions. At December 31, 2005 and 2004, the forfeiture account balance was $77,917 and $282,323, respectively. For the year ended December 31, 2005, the amount of forfeitures used to reduce the Company contributions was $77,917.

2.	Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment securities are stated at fair value. Such investment securities are mostly composed of shares of mutual funds and money market funds that are valued at the net asset value of shares held by the Plan at year-end and generally based on reference to published market data.

Assurant, Inc. Stock is stated at market value determined based on the quoted market price for the Company’s common stock which is traded on the New York Stock Exchange.

Participant loans are stated at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Net appreciation/depreciation in fair value of investments includes realized gains/losses for securities sold as well as unrealized gains/losses for securities held at year-end. Realized gains and losses from security transactions are recorded on the average cost method.

Benefit payments and transfers are recorded when paid.

Assurant 401(k)

Plan B

Notes to Financial Statements

3. Investments

The Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2005 and 2004, the Plan held the following investments whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2005:
PIMCO Total Return Fund – Institutional Class (4,349,038 shares)	$45,664,900
Vanguard STAR Fund (3,743,329 shares)	73,369,248
Vanguard Prime Money Market Fund (83,499,649 shares)	83,499,649
Vanguard 500 Index Fund – Investor Shares (957,390 shares)	110,023,268
American Funds EuroPacific Growth Fund – Class R-5 (1,366,678 shares)	56,156,818
T. Rowe Price Small-Cap Stock Fund – Retail Class (1,134,934 shares)	37,237,173
Vanguard Windsor II Fund – Investor Shares (1,349,896 shares)	42,292,233
American Funds Growth Fund of America – Class R-4 (2,241,277 shares)	68,762,382

Fair value at December 31, 2004:
PIMCO Total Return Fund (3,985,750 shares)	$42,527,949
Vanguard STAR Fund (3,512,072 shares)	65,816,223
Vanguard Prime Money Market Fund (79,965,746 shares)	79,965,746
Vanguard 500 Index Fund – Investor Shares (977,708 shares)	109,151,268
Fidelity Diversified International Fund (1,491,293 shares)	42,710,644
T. Rowe Price Small-Cap Stock Fund – Retail Class (996,710 shares)	31,715,316
Vanguard Windsor II Fund (1,107,096 shares)	34,021,067
American Funds Growth Fund of America – R-4 Class (2,182,310 shares)	59,424,303

The Plan’s investments (including realized gains and losses on investments sold during the year), appreciated in value by $24,035,547 in 2005, as follows:

Net Appreciation in Fair Value
Assurant, Inc. Stock	$1,948,969
Registered investment companies	22,086,578

$24,035,547

4.	Plan Amendment

Effective March 28, 2005, the Plan was amended to change the mandatory cashout procedures in order to comply with the automatic rollover provisions described in Section 401(a)(31)(B) of the Internal Revenue Code.

If a Participant has been terminated and the value of his account is greater than $1,000 and is $5,000 or less, and the Participant does not make an election for distribution after the Participant receives all required notices, the Participant’s account shall be rolled over into an

Assurant 401(k)

Plan B

Notes to Financial Statements

individual retirement account (an “IRA”) with The Vanguard Group (“Vanguard”) as soon as practicable thereafter. The IRA established at Vanguard on the Participant’s behalf will automatically be invested in the Vanguard Prime Money Market Fund and will be subject to an annual fee of $10 for as long as the value of the fund in the IRA is less than $5,000.

If a Participant has been terminated and the value of his account is $1,000 or less and the Participant does not make an election for distribution after the Participant receives all the required notices, the Participant will receive a lump-sum distribution of the balance of the account as soon as practicable thereafter.

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 23, 2006, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to submitting the application for the determination letter covering amendments to the Plan through April 29, 2004, the Plan has been amended. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6.	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each Participant in the trust fund will be distributed to such Participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund. In the event of Plan termination, all Participants would become 100 percent vested in all of their accounts.

7.	Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, the buying and selling of such shares would qualify as party-in-interest transactions.

Loan fees paid by Participants of $11,500 for the year ended December 31, 2005, represent loan origination and maintenance fees paid to Vanguard by Plan Participants.

The Plan Sponsor pays for certain expenses related to the Plan and Plan B. These expenses include asset management fees to registered investment companies other than Vanguard and legal fees. During 2005, approximately $447,000 was paid by the Plan Sponsor for such expenses as well as legal expenses related to other benefits plans sponsored by the Plan Sponsor and other employee benefits.

Assurant 401(k)

Plan B

Notes to Financial Statements

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (ESOP) as a component of the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for Participants of the Assurant 401(k) Plan. This program allows Participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

A Participant may change the investment of any portion of the Participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Each Participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each Participant will be 100% vested at all times in any cash dividends that he elects to have reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any Participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a Participant fails to make such an election, he shall be deemed to have elected to have any dividends paid on the Assurant, Inc. stock held in his account reinvested in the Assurant, Inc. Stock Fund.

At December 31, 2005 and 2004, the Plan held 190,999 and 96,795 shares, respectively, of common stock of Assurant, Inc., the Plan Sponsor, with a cost basis of $652,650 and $278,225, respectively. For the year ended December 31, 2005, the Plan recorded dividend income of $46,254 from the investment in Assurant, Inc. common stock.

8.	Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Concentration of investment risk

At December 31, 2005, Plan Participants’ accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk in the event of a significant decline in the value of Assurant, Inc. common stock.

Assurant 401(k)

Plan B

Notes to Financial Statements

9.	Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2005 and 2004.

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$621,324,002	$557,390,780
Less: Deemed distributions for current year	—	(8,722)
Less: Deemed distributions from prior years	(8,722)	—

Net assets available for benefits per Form 5500	$621,315,280	$557,382,058

Deemed distributions are loans that are deemed uncollectible.

For the year ended December 31, 2005, there were no new deemed distributions. Also, there were no terminations of Participants who had deemed distributions in prior years. Therefore, there are no reconciling items between the Plan Financial Statements and Form 5500 in the Statement of Changes to Net Assets Available for Benefits.

Supplemental Schedules

Assurant 401(k) Plan

Plan B

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

At December 31, 2005

Identity of issuer, borrower, lessor or similar party	Description of Investment Including Number of Shares/Units, Maturity Date, and Rate of Interest	Cost	Current Value

Common stock
Assurant, Inc. Stock (1)	190,999 shares	$6,065,803	$8,306,554

Registered investment companies
American Funds EuroPacific Growth
Fund - Class R-5	1,366,678 shares	$49,036,325	$56,156,818
American Funds Growth Fund of
America - R-4 Class	2,241,277 shares	52,207,735	68,762,382
PIMCO Total Return Fund - Institutional
Class	4,349,038 shares	46,352,175	45,664,900
Managers Special Equity Fund	284,109 shares	21,350,338	24,652,122
T. Rowe Price Small Cap Stock
Fund - Retail Class	1,134,934 shares	31,256,695	37,237,173
Vanguard 500 Index Fund - Investor
Shares (1)	957,390 shares	106,164,536	110,023,268
Vanguard Growth and Income Fund -
Investor Shares (1)	809,607 shares	21,586,119	25,818,370
Vanguard LifeStrategy Conservative
Growth Fund (1)	175,901 shares	2,602,830	2,724,705
Vanguard LifeStrategy Growth Fund (1)	316,046 shares	6,007,548	6,636,972
Vanguard LifeStrategy Income Fund (1)	121,871 shares	1,634,458	1,644,039
Vanguard LifeStrategy Moderate
Growth Fund (1)	242,645 shares	4,164,161	4,481,660
Vanguard STAR Fund (1)	3,743,329 shares	64,687,405	73,369,248
Vanguard Windsor II Fund - Investor
Shares (1)	1,349,896 shares	36,867,260	42,292,233
Vanguard Prime Money Market Fund (1)	83,499,649 shares	$83,499,649	$83,499,649

Total registered investment companies		$527,417,234	$582,963,539

Total investments		$533,483,037	$591,270,093

Participant loans (1)	Interest rates range from 4.48% to 9.5% with maturities through 2015.	$9,850,879	$9,850,879

(1)	Party-in-interest

Assurant 401(k) Plan

Plan B

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2005

	Transactions that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,904	$—	$—	$2,904	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant 401(k) Plan B has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan B

Date June 29, 2006	By:	/s/ Sheila Sweeney
Name: Sheila Sweeney
Title: Vice President of Employee Benefits, Member of the Benefit Plans Committee, (Plan Administrator)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER

23.1	Consent of Independent Registered Public Accounting Firm	17